Filed by: Public Service Company of New Mexico
                                   pursuant to Rule 425 under the Securities Act
                                of 1933 and deemed filed pursuant to Rule 14a-12
                                ------------------------------------------------
                                          of the Securities Exchange Act of 1934
                                          --------------------------------------

                Public Service Company of New Mexico Commission File No.: 1-6986
               -----------------------------------------------------------------
                             Western Resources, Inc. Commission File No.: 1-3523
                            ----------------------------------------------------

                                        Subject Company: Western Resources, Inc.


                                      P N M
                            HOST: Ms. Barbara Barsky
                              DATE: April 19, 2001
                                 TIME: 9:00 a.m.

                             FIRST QUARTER EARNINGS


OPERATOR:
Good morning and welcome, ladies and gentlemen, to the PNM First Quarter Earnings conference call. At this time, I would like to inform you that this conference is being recorded for rebroadcast and that all participants are in a listen-only mode. At the request of the company, we will open the conference up for questions and answers after the presentation.

I will now turn the conference over to Barbara Barsky. Please go ahead, ma'am.

MS. BARSKY:
Good morning. I'm Barbara Barsky, investor relations officer for PNM, and I want to thank you for joining us this morning to review PNM's First Quarter 2001 results.

Today's conference call can also be heard on the web by accessing the link on our website at PNM.com.

With me here in Albuquerque are PNM chairman, president, and CEO, Jeff Sterba, Max Maerki, our CFO, PNM general counsel, Pat Ortiz, Eddie Padilla, senior vice president of volt power, and our corporate controller, John Loyack.

Yesterday PNM reported record earnings for the first quarter together with broad guidance for the future. The news release we issued yesterday afternoon included summary financial and operational information for the quarter and comparative information for the first quarter of 2000.

If you have not received this release, please call 505-241-2868 and we will fax you a copy immediately. A copy can also be found on our website.

I need to remind you that some of the information we will provide today relative to revenues, earnings, regulatory and legislative issues, merger issues, and investments should be considered forward-looking statements within the meaning of Section 21E of the Securities and Exchange Act.

Actual results for 2001 and beyond will be affected by a number of factors including weather, local and national economy, the competitive environment in the electric and natural gas industries, various legal, regulatory, and legislative outcomes that the company is unable to predict at this time.

For more information about these uncertainties and risk factors, please consult PNM's 10K, 10Q, and 8K filings with the Securities and Exchange Commission for 2000 and 2001.

Before we get started, just a reminder if you haven't received our invitation to lunch in Boston on May 1st or breakfast in New York on May 3rd, please contact my office. We look forward to seeing you at one of these meetings.

I'd like to now turn the conference over to Jeff Sterba. He will take about 15 minutes to discuss PNM's financial results and other recent news. Jeff.

MR. STERBA:
Good morning and welcome to each of you and thanks for joining us. The first quarter of 2001 has been a very successful and productive three months for our company. Earnings tripled compared to the first quarter in 2000 and we're on track for a record year in 2001.

We're also pleased by our progress and execution of our long-term strategic plan. New Mexico has now enacted legislation that resets the clock for retail competition and opened access in our state. But gives us a green light to move forward with our planned expansion of our generation portfolio on an unregulated basis.

With that necessary authority in place, we are finalizing plans for several new projects the first of which should begin operation in mid-2002.

Finally, over the past three months we have also continued to make progress towards successfully completing our proposed acquisition of Western Resources utility assets, a transaction we believe will open a door to a world of new opportunities for us.

Now before we address those broader issues let me first review our quarterly earnings report. Excluding costs associated with the Western Resources transaction earnings for the first quarter were $1.65 per share on a diluted basis, triple last year's 55 cents per share.

Operating revenues were up 230 percent to 737 million for the quarter. Now most of these gains were concentrated on our wholesale power marketing business where revenues tripled compared to the same quarter last year.

However our electric utility operations also turned in a very solid quarter posting a better than 4 percent gain in revenues.

Part of that increase was due to a colder winter in New Mexico this year than last year. But also growth in our local service territory which continues at 3 to 3.5 percent also played a role in improved results on the utility side.

Fuel and purchase power costs were up as were gas costs, but gross margin improved by more than 56 percent for the quarter. Non-fuel O&M increased 8 percent largely because of increased pension and benefits expense.

Let me now focus on our wholesale power business and provide a perspective on the western market place. We expect the western market place to remain robust and highly volatile for at least the next 18 months.

As I said a moment ago, PNM's wholesale revenues were up substantially for the quarter even though sales were down slightly in terms of total kilowatt-hour sales. That decrease in kilowatt-hour sales is related to our risk management policy implementation.

As you may know the majority of our wholesale sales now are from power purchased for resale. We limit our exposure to adverse market moves by back-stopping our trading activity with our own generation, primarily that generation which has been excluded from retail sales.

This strategy along with our credit policy limits our wholesale sales in a volatile market. Only about 26 percent of the power we sold in the wholesale market in the first quarter was generated in our own plants.

We also have in place policy and procedures to manage credit risk in the wholesale market. We monitor our credit exposure on a daily basis to ensure compliance with existing policies and credit limits, concentration limits, netting agreements, and collateral are utilized to minimize our exposure.

Market volatility and credit risk analysis led us to provide an additional allowance against revenues of $13.2 million in the first quarter leaving us with a total reserve balance of $21.7 million as of the end of the quarter.

At this point, I believe we are adequately reserved to account for our trades with California purchasers as well as all of our other wholesale transactions.

Now we expect that volatility and credit issues will persist until the situation in California has been satisfactorily resolved through supply and demand.

There are several unknowns in the equation at the moment. The weather in the west this summer, the new generation capacity coming online in the region over the coming months, and the impact of various legislative and regulatory initiatives now under consideration.

However all these factors play-out in coming months, we believe that PNM's marketing strategy and risk management practices should allow us to continue to succeed in this market.

Our aim is to develop stable long-term relationships with customers and to maintain a portfolio that balances long-term contract sales with short-term transactions in the spot and day ahead markets.

We are aggressively seeking out new long-term contracts to expand that portion of our portfolio. For example, we were just recently selected to negotiate a six-year agreement for just over a hundred megawatts of sales with a wholesale customer and we have bids out to other customers as well.

Based on our success so far this year, we are significantly revising our earnings forecast for the remainder of the year and into the future.

In our last guidance to investors, we estimated 2001 earnings at $2.60 to $2.70 a share. We are now confident that we will significantly exceed that level. But because of the uncertainty in the wholesale market, it is difficult to provide you with a definite range for the year.

While we are forecasting a substantial increase in earnings for 2001, we do not believe all of these gains are fully sustainable over the longer term.

As conservation measures take effect in California and throughout the west, and as new generation comes online over the next two to three years, we expect that prices will stabilize at somewhat lower levels.

Now looking at what forward prices for power and natural gas may be, our market positioning, and our base earnings ability, we believe that PNM's earnings are sustainable at around the range of $3.50 a share.

However over the next 18 months or so, we expect earnings will exceed this level. From this higher sustainable level of $3.50, we expect earnings will trend upwards at an annual growth rate in the high single-digits.

The company's strategic plan to double generation will provide the bulk of this growth. Now bear in mind that these numbers that I've just discussed are all stand alone forecasts and do not take into account the likely impact of our proposed acquisition of Western Resources.

Let me now turn to that proposed acquisition. Our transition team has been on the ground in Kansas for the last several months. We've been introducing ourselves to the various stakeholders, meeting with customers, legislators, employees, media, and business and community leaders, and we've met with a very warm and favorable reception.

Western's rate case requesting $150 million rate increase is well underway with interveners filing their testimony on March 30th.

If you've been following that case, you know that the various interveners came back with recommendations. For example, the commission's staff filed for a $92 million rate reduction.

Western will be filing rebuttal testimony on April 24th and we expect them to make a strong case. We will continue to watch the proceedings as the hearings begin May 15th with a final decision due July 25th.

Naturally, the major issues that have to be resolved for this combination of PNM and Western Resources to be successful are the continuing performance of Western Resources.

The outcome of the rate case and the favorable resolution of the filings in both Kansas and New Mexico, will be seeking regulatory approval for the transaction. We will all be working hard to get the most favorable results in all these venues.

We have previously said that we expect the combination to be immediately accretive to earnings. Calculations regarding accretion or deletion are subject to many key assumptions with a high degree of volatility.

For example, assumptions regarding future earnings for both companies are in turn subject to other assumptions regarding rate case outcomes, the terms and conditions of regulatory approvals for the transaction, and market conditions.

If PNM's earnings go up and Western earnings go down that has an impact because it dilutes the earnings expectations of the combined enterprise.

If the same calculations that we provided you with back in November were repeated today, with the only changes being updated information based on changes in anticipated earnings above Western and PNM, the calculation would show dilution.

Whether or not the transaction will be dilutive or accretive is highly dependent on future events that cannot be predicted at this time, including the results of the Western rate case and terms and conditions that might be imposed as a result of the applications for regulatory approvals.

Now we believe the strategic reasons for this acquisition remain unchanged. Our continuing success in the wholesale market here in the west reinforces our conviction that by adding these new resources in Kansas we can replicate that success in the mid-continent market.

Finally, I'd like to take a moment to review for you the progress that we're making on utility industry restructuring here in New Mexico.

Although concerns over the situation in California led the New Mexico legislature to put off retail competition here until 2007, that delay will not stall PNM's strategic plan.

The bill of delaying open access also instructs the PRC to approve a holding company for us by July 1st and gives us the ability to deploy new competitive generation in the market without the regulatory hurdles we would face in adding new plants under traditional utility regulation.

Another bill also passed into law this session requires the PRC to act on permit applications for construction of generating plants or transmission lines within six months.

Transmission applications that are environmentally sensitive would be allowed an additional ten months. These provisions will help secure New Mexico's energy future by facilitating the addition of new generation here in the state.

One last piece of news for the past quarter that I want to share with you came on the regulatory -- the Federal regulatory front.

As you may recall, Kirtland Air Force Base who is our second largest retail customer, has been attempting for a number of years to assert that it is really a wholesale customer and should have access to unbundled transmission to buy its full requirements from WAPA, a federal power marketing agency in the west.

Last Friday the FERC ruled in our favor that Kirtland is and shall be a retail customer, and cannot obtain unbundled transmission service.

So in summing up our first quarter, I guess I would quote one of our major shareholders, "wow." As for the rest of the year it's clear PNM and our whole industry face major challenges in coming months, and please rest assured we will keep our eye on the ball. Our hard-earned reputation for reliability is on the line and the confidence of both our customers and investors is at stake.

Nationwide we need to work together to seek realistic resolutions to benefit all stakeholders as we work through the situation in the west and we find solutions like those here in New Mexico.

I am confident we can find those solutions and we're committed to continuing to justify the trust of both you our shareholders and our customers.

Right now we'd be glad to take any questions you may have.

MR. STERBA:
Hello.  Operator?

OPERATOR:
The question and answer session will begin now. If you are using a speakerphone, please pick up the handset before pressing any numbers. Should you have a question, please press 1 followed by 4 on your pushbutton phone. Should you wish to withdraw your question, please press 1 followed by 3. Your question will be taken in the order it is received. Please standby for your first question. Our first question comes from Paul Freemont. Please state your question.

MR. FREMONT:
First of all congratulations on a very strong quarter. Really two questions. One relates to the $4.9 million valuation allowance associated with the two energy related technology companies. Is that a write-off of a portion of your investment in one or both, or your full investment in one or both?

And the other question that I have relative to your comment on the $3.50 of sustainable earnings, can you provide us with a sense of whether that includes assumptions that you're making for a rate case that will likely occur I guess towards the end of '02?

MR. STERBA:
Paul, thanks for your comment. Regarding the valuation allowance, I'll ask Max or John to give a little more information. But effectively what we've done is in recognizing the downfall of the NASDAQ that, you know, we have investments in stock that effectively looks like NASDAQ stock and we felt it was appropriate to go on and make a reserve. It has not written-off our full investment, but I think it's getting close to -- John, what magnitude?

MR. LOYACK:
We have $15 million of total investment and $11 million of that has been reserved through valuation allowances over time.

MR. STERBA:
So there's about $4 million that's still net-net on our books.

MR. FREEMONT:
Okay.

MR. STERBA:
But it's not anything specific on some of the investments. It's more just being conservative about what happens to the value of these kinds of technology stocks.

Secondly relative to the earnings level, there is certainly always a chance that you can be asked to justify rates or people may perceive that there could be a rate reduction or increase.

Just a couple of background points. Number one, we are currently operating under a stipulation that required us to maintain our existing rates through the end of 2002. So any rate change endeavor whether it's us filing a rate case or something requesting a review could not go into effect before 2003.

Second, there are -- we certainly have had discussions and there are some people that believe that if you're making this much money in the wholesale market it's got to be coming out of resources that customers are paying for and there should be a rate reduction, and let me give a little bit of information on that point.

First, at this stage there is no excess capacity within our jurisdictional generation. We use -- we had an approach in which we use to look at how much capacity was in rates in excess of a 20 percent reserve margin and compare that to the amount of excluded capacity that we had, and we would ratio incentives made from off-system sales. Well there is no excess capacity in jurisdictional rates. We're below a 20 percent reserve margin at this time.

The bulk of our power that's being sold is coming out of either our excluded generation or purchases that we make at risk in the market place.

Now certainly there are times that we sell available energy out of our jurisdictional capacity, light-load hours and the like, and there is money made on that. And there is always the opportunity for us to have discussions with our interveners and the commission about how much revenue could be appropriately allocated from wholesale sales made out of that generation.

Offsetting that I think many people are now coming to understand we expended a lot of money on Y2K. We've added at least one new peeker that came online last year which is not in rates. So there's a number of significant costs that also are not included in rates.

At this time we are not making a judgment about whether rates would go up or down, or sideways, other than to say we are committed to trying to maintain rate stability and predictability for the benefit of our customers. I would say that we've been prudent though in assessing the sustainability of the $3.50.

MR. FREMONT:
So the $3.50 does incorporate an assumption on your part though of including the outcome of the rate case?

MR. STERBA:
Yes.

MR. FREMONT:
Okay.  Thank you.

OPERATOR:
Thank you. Our next question comes from James Thalaker. Please state your affiliation followed by your question.

MR. THALAKER:
Yes.  Good morning.  It's SilCap.

MR. STERBA:
Yes.

MR. THALAKER:
Just two questions. I guess first of all regarding the wholesale sales. You basically intimated that about 74 percent of that was done through purchases, sort of sales for resale.

I'm just wondering if you could kind of give us some flavor as to the composition of those sales for resale. Have you been operating more in sort of the hourly market or the day ahead market, and can you give us kind of an idea of how far forward you hold inventory on a going forward basis?

MR. STERBA:
Yeah.  I'm going to ask Eddie Padilla to address that question.

MR. PADILLA:
Sure. Of course the composition of our sales is continually being re-evaluated in our morning meetings. Our composition is comprised of both a real-time hour-to-hour market as well as a forward, a day ahead market. And also included in that is our longer term transactions which prevail from any length of time from a month ahead all the way through about two years out.

I would say the majority of our sales are comprised in two or three quarters forward as well as -- in terms of the long-term sales the majority of our sales are comprised in the ensuing -- in the upcoming two or three quarters.

MR. THALAKER:
And then the other question I guess I had was you had given a pretty substantial increase in gross margin. I think it was about $239 million, but obviously retail electric as well as gas is kind of commingled in there along with the wholesale margins. Is there any way to break down that gross margin number across those three buckets?

MR. STERBA:
It's pretty difficult to do because of the way we dispatch the system and look at the system for sales purposes. It's pretty difficult to do, but we do have -- we do our own analysis, but it's not something that I would say is accounting quality.

MR. THALAKER:
Thank you very much.

OPERATOR:
Thank you. Our next question comes from Steven Corn. Please state your affiliation followed by your question.

MR. CORN:
Goldman Sachs. My question regards the implied level of volatility that you're assuming in that $3.50 sustainable number. You mentioned that the increased earnings has come from added volatility in the market and what you think will be a similar level of volatility of the next 18 months. But maybe you can talk about a period in time of -- in either '98, or '99, or 2000 of what you think sustainable volatility is for trading and how you get to that $3.50 number.

MR. STERBA:
Well I don't have the specific volatility statistics with me. I'm not sure Eddie does because we could give it -- relate it in that sense. But I think if you stepped back and looked at '99 you're probably more in the range of the kind of volatility we would expect to see which is still probably higher than you see in almost any other commodity, but not what we've experienced in the last ten months or so.

So I'd say the volatility in the longer term range is more like what we saw in 1999 and even potentially a little higher. But we don't expect to see in that $3.50 number the kinds of prices, even average prices, that we're seeing today. So it's really a combination of both the volatility and the average level of market clearing prices that factor into what our earnings may be over the next 12 to 24 months versus what they would be in kind of a steady state.

MR. CORN:
Thank you.

OPERATOR:
Our next question comes from Robert Mullen. Please state your affiliation followed by your question.

MR. MULLEN:
It's Rob Mullen from Zimmer Lucas Partners. Congratulations on a great quarter. I had a quick question, when you were talking about the Western Resources merger, obviously with the increase in PNM's earnings the relative show of accretion versus dilution could change and to the extent that it -- to being -- to look as if it were dilutive would that change your take on the opportunities of the merger or the strategic benefit of the merger going forward?

MR. STERBA:
Well, our decision to go into this merger was not based on short-term earnings, it was based on strategic positioning and our view about this merger and its strategic positioning value is still there.

At the same time obviously decisions would have to be made going forward by both our Board and by our shareholders is a culmination of a variety of things and a variety of factors many of which cannot be ascertained or even guessed at this stage, or if they could only be

So I think what we face is the need to see some of these pieces of information, like the outcome of the rate case come forward. Obviously we're going to ensure our shareholders of all of the appropriate information, but this -- but before we ask them to make a vote on the transaction. But we did not enter into this merger on the basis of a short-term earnings improvement. It was clearly for strategic reasons.

MR. MULLEN:
Okay. So strategically if the sustainable earnings level in the near-term would keep -- below the $3.50, but the long-term earnings growth was higher, that would be something that would be potentially acceptable?

MR. STERBA:
Well, I'm not going to make any -- I'm not going to draw any specific lines at this time. This acquisition is an important part of our going forward strategy to position ourselves and to try to duplicate what we've already done in the west in the new market --

MR. MULLEN:
Uh-huh.

MR. STERBA:
-- and obviously you have to balance a lot of factors. I'm not at this stage going to draw any lines about how to trade-off accretion or dilution versus any other element of the reason why we're doing acquisition.

MR. MULLEN:
In terms of non-regulated construction of new plants, how many sites do we have already sited and turbines purchased, and that type of stuff that we can put, you know, tangible numbers around?

MR. STERBA:
We've got two large turbines that we've already got slots on, but the potential of a third through an alliance. We've got a number of smaller units that will be available -- Eddie, starting when?

MR. PADILLA:
November of this year.

MR. STERBA:
November of this year. I'll ask Eddie to just briefly talk about where we stand on our siting process. As -- certainly you understand it's -- we've got a number in different stages.

MR. MULLEN:
Certainly.

MR. STERBA:
Eddie.

MR. PADILLA:
Yes. We have a site that we would characterize as well advanced at this point and time we would hope that that site would -- it's been licensed via New Mexico air permit and we would hope to be able to site one of our larger units that it's been permitted for to be in service by mid of next year. In addition to that the smaller units we're pursuing sites that would also be in service mid to late next year --

MR. MULLEN:
Uh-huh.

MR. PADILLA:
-- and those would also be assigned to accommodate some longer term transactions that we're currently negotiating. Beyond that we have a second large unit being delivered to us early 2003 and we are actively pursuing their permit on that site, currently.

MR. MULLEN:
With the increased earnings guidance, I was just curious about what you see as the company going forward cashflow.

MR. STERBA:
Max, do you want to address that?

MR. MAERKI:
Thank you, Jeff. We still think that all the capital expenditures that we have planned we can finance internally.

MR. MULLEN:
How much free cashflow after cap X and dividends would you have -- I mean ball park?

MR. STERBA:
Do you mean -- is your question without the merger?

MR. MULLEN:
Yes.

MR. MAERKI:
Ball park will be about $250 million.

MR. MULLEN:
Okay.  Thank you very much and congratulations on a great quarter.

MR. STERBA:
Thank you.

OPERATOR:
Thank you. Our next question comes from Vedula Murti. Please state your affiliation followed by your question.

MR. MURTI:
Yes.  SAC Capital.  Good morning.

MR. STERBA:  Good morning.

MR. MURTI:
Let's see in terms of the generation expansion plans, I'm wondering if you could over the next couple of years here kind of give us the sense of how many incremental megawatts will be added?

You said that the first unit -- you were talking about under the holding company under the regulatory approvals and legislative approvals would be coming in mid-2002. Could you just lay-out for the next few years how much incremental generation will be added?

MR. STERBA:
Let me ask Eddie to talk about the next say three years or so.

MR. PADILLA:
Sure. It's difficult to lay-out the precise schedule of it, but in average quantities we're looking at approximately 300 megawatts a year for the next four years.

In addition to that we're currently working on our longer range plan in which we have four generic sites being identified that would add an additional 400 megawatts a year after that.

MR. MURTI:
Okay. But I mean when we're talking about kind of like a strategic plan at this point. What we should be thinking here is 2002, '03, '04, and '05 we should be thinking, you know, when we look at numbers about 300 megawatts annually.

MR. STERBA:
That's the average annual rate. I think that you'll see a slow ramp up in 2002 and you'll see a more aggressive addition showing up in 2003 and 2004, and currently our plan for 2005 isn't definitive at this point.

MR. MURTI:
Okay. I'm wondering if we take a look forward through the rest of this year can you give us a sense as to I don't know whether these were provided in your historical financials, if they are I'll just go look there, the average prices that you realized in the wholesale markets, you know, back in 2000, in the second, third, and fourth quarters which says we follow market prices obviously since volumes were down, but the margin was way up because it was all pricing.

MR. STERBA:
I don't believe we've provided those in our -- in any of our historical data. The only point at which they're provided is there is a requirement to file some blind information at the FERC. I assume, Eddie, that's still required --

MR. PADILLA:
Absolutely.  Yes it is.

MR. STERBA:
-- which does include pricing, average pricing. But other than that we do not disclose our prices publicly.

MR. MURTI:
So you wouldn't say for, you know, just in terms of aiding analysis like for last year's second quarter, you know, if you realized say on average pricing of $80 a megawatt-hour or something like that, if we were seeing three or four times that, you know, kind of thing.

MR. STERBA:
We don't publish that information to anybody. It's on an average basis, I guess I don't have a problem talking about that, but I'm not sure we have that with us this morning. Eddie, do you?

MR. PADILLA:
Well you can calculate that by our published reports on total revenues versus total sales --

MR. MURTI:
Uh-huh.

MR. PADILLA:
-- and you will note that for average calendar year 2000, our average sales level was around $30 a megawatt-hour. Now that was of course significantly diluted by the fact that the first two quarters of 2000 were very low compared to the last two quarters. And, again, if you do that same computation on published numbers for Q1 of this year our average sales level was $130, that's just revenue.

MR. MURTI:
Okay. I'm wondering you were talking about the accretion dilution factors for the merger if we were to go back and put in November numbers and whatever.

In those November numbers you had indicated at that time that you were looking at a Western Resources stand alone 2001 earnings number or $100 million. In terms of any adjustments we'd want to make would we make any adjustments to that number?

MR. STERBA:
Well, if you've looked at their results for 2000 they did not come out that strong. John, I think it was 77 million for 2000. Now they -- there are -- you would have to talk with Western -- I don't think we should represent what Western's earnings or why they may have been at that level as oppose to closer to what had been anticipated, but their run-rate for 2000 was $77 million.

MR. MURTI:
Okay. What I was trying to get at was when you were talking about the various assumptions having changed, obviously the largest one is your own earnings level here at this point. And I was simply wondering whether you could give us a sense of any adjustment on the Western side from your own point of view respective of what they would be thinking. But it sounds like I should take from it that the outlook that you had for stand alone for '01 may look a little aggressive at this point.

MR. STERBA:
I think that's a question for you to talk with Western about. We're not going to comment about their earnings projections.

MR. MURTI:
Okay. I'm wondering some of the other adjustments that you indicated at that point and time, one of them was the balance sheet adjustment. Does any of the market valuations right now for, you know, in the power prices, anything like that change the balance sheet adjustment that you'd assumed of $49 million?

MR. STERBA:
By that you mean the revaluation because of the reverse merger accounting?

MR. MURTI:
Correct.

MR. STERBA:
No, it would not.

MR. MURTI:
All right. And the other thing that you indicated also was that wholesale marketing improvements you thought would be worth potentially about $15 million. Given, you know, the higher and the -- the longer sustainability of volatility and higher prices that you've indicated here, can you give us a sense of how you would today possibly modify that number?

MR. STERBA:
Well, let's go back and let me clarify what we conveyed when we were back in New York in November. We did not project $15 million. In fact what we did is we gave a set of information regarding both available energy, available generation out of the Western Resources particularly of the coal and the potential for churn within that market place and related those factors to what we have experienced and what we have experienced in the western market.

And then we took for -- solely for example purposes a very conservative look using bottom set of numbers for all of those and looked at -- and then I think we'd even took 50 percent of that and said let's assume that's a lower number. So we did not make a project and, Vedula, I'm sure that you understand that, but I just want to make that clear that was not something that we were saying we thought we could accomplish.

Now that said and this is one of the things we will talk about when we're back in May, we are feeling pretty good about what we see as the opportunities within that market place. As we've gone forward since November there is nothing that has diminished our enthusiasm for what we think we can accomplish. We feel very good about it and we'll give some more detail when we come to the presentation in May.

MR. MURTI:
Thank you very much.

OPERATOR:
Just a reminder, ladies and gentlemen, if you would like to ask a question you should press 1 followed by 4 on your pushbutton phone. Our next question comes from Michael Pruner. Please state your affiliation followed by your question.

MR. PRUNER:
It's Michael Pruner from JP Morgan Securities. I have two quick questions. The first is what is your accounts receivable? Do you have outstanding to California right now?

MR. STERBA:
In terms of aged receivables I think we've got somewhere around $8 million that is aged beyond the 30 days or so that's really PX and ISO and as I said we've got that fully reserved and if you think about the $21 million.

Now we have other receivables that are accruing today, but they're from DWR and we think that those are pretty secure and I honestly don't know what the current amount of the DWR reserves -- or receivables are.

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


MR. PRUNER:
Right. Okay. No, that's great. The second one is after July 25th when do you expect the merger to actually close?

MR. STERBA:
Well, we would look -- I think the hope that it could close before the end of the year is waning rapidly. In fact it may have already waned completely.

I think that in all likelihood we're looking probably in the second quarter of next year because we've got shareholder approvals which we will not do, we will not go forward with until after the rate case is done and there's been an opportunity to fully understand what the outcome of that is and the regulatory approvals.

I think in Kansas the ability to get folks to focus on a regulatory filing until that rate case is done is pretty remote. So we're not even going to file until such a time as we've gotten through the outcome of the rate case. So my guess is we would hope for a second quarter kind of closing next year.

MR. PRUNER:
Okay.  Thank you.

MR. STERBA:
Thank you.

OPERATOR:
If there are no further question, I will turn the conference back to Jeff Sterba to conclude.

MS. BARSKY:
Thanks a lot for joining us this morning. We look forward to seeing you on our east coast trip and both Debi and I will be available for questions if you have them following the conference. Thanks a lot.

MR. STERBA:
Good-bye.

OPERATOR:
Ladies and gentlemen, a rebroadcast of this conference will be available approximately one-hour from now. To access this rebroadcast, please dial 1-973-709-2089 with a pass code ID number of 175597. It will be available through April 25th at 5 p.m. Eastern Standard Time.

That concludes our conference for today. Thank you all for participating and have a nice day. All parties may disconnect now.

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

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995 Statements made in this filing that relate to future events are made pursuant to the Private Securities Litigation Reform Act of 1995. Readers are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the business of the Company are based upon current expectations and are subject to risk and uncertainties, as are the forward-looking statements with respect to the benefits of the Company's proposed acquisition of Western Resources and the businesses of the Company and Western Resources. The Company assumes no obligation to update this information.

Because actual results may differ materially from expectations, the Company cautions readers not to place undue reliance on these statements. A number of factors, including weather, fuel costs, changes in supply and demand in the market for electric power, the performance of generating units and transmission system, and state and federal regulatory and legislative decisions and actions, including rulings issued by the New Mexico Public Regulation Commission pursuant to the Electric Utility Industry Restructuring Act of 1999, as amended, and in other cases now pending or which may be brought before the commission and any action by the New Mexico Legislature to further amend or repeal that Act, or other actions relating to restructuring or stranded cost recovery, or federal or state regulatory, legislative or legal action connected with the California wholesale power market, could cause the Company's results or outcomes to differ materially from those indicated by such forward-looking statements in this filing.

In addition, factors that could cause actual results or outcomes related to the proposed acquisition of Western Resources to differ materially from those indicated by such forward looking statements include, but are not limited to, risks and uncertainties relating to: the possibility that shareholders of the Company and/or Western Resources will not approve the transaction, the risks that the businesses will not be integrated successfully, the risk that the benefits of the transaction may not be fully realized or may take longer to realize than expected, disruption from the transaction making it more difficult to maintain relationships with clients, employees, suppliers or other third parties, conditions in the financial markets relevant to the proposed transaction, the receipt of regulatory and other approvals of the transaction, that future circumstances could cause business decisions or accounting treatment to be decided differently than now intended, changes in laws or regulations, changing governmental policies and regulatory actions with respect to allowed rates of return on equity and equity ratio limits, industry and rate structure, stranded cost recovery, operation of nuclear power facilities, acquisition, disposal, depreciation and amortization of assets and facilities, operation and construction of plant facilities, recovery of fuel and purchased power costs, decommissioning costs, present or prospective wholesale and retail competition (including retail wheeling and transmission costs), political and economic risks, changes in and compliance with environmental and safety laws and policies, weather conditions (including natural disasters such as tornadoes), population growth rates and demographic patterns, competition for retail and wholesale customers, availability, pricing and transportation of fuel and other energy commodities, market demand for energy from plants or facilities, changes in tax rates or policies or in rates of inflation or in accounting standards, unanticipated delays or changes in costs for capital projects, unanticipated changes in operating expenses and capital expenditures, capital market conditions, competition for new energy development opportunities and legal and administrative proceedings (whether civil, such as environmental, or criminal) and settlements, and the impact of Protection One's financial condition on Western Resources' consolidated results.

Additional Information
In connection with the proposed transaction with Western Resources, PNM and Western Resources will file a joint proxy statement / prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT / PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement / prospectus (when available) and other documents filed by PNM and Western Resources with the SEC at the SEC's web site at http://www.sec.gov. Free copies of the joint proxy statement / prospectus, when available, and each company's other filings with the SEC may also be obtained from the respective companies. Free copies of PNM's filings may be obtained by directing a request to PNM, Alvarado Square, Albuquerque, New Mexico.

Participants in Solicitation
PNM, Western Resources and certain of their respective directors, executive officers and other members of their management and employees, each of whom may be considered participants in this transaction under applicable securities laws, may be soliciting proxies from their respective stockholders in favor of the transaction. Information concerning PNM's directors and executive officers participating in the solicitation is set forth or will be incorporated in PNM's Annual Report on Form 10-K filed with the SEC on February 22, 2001, and information concerning Western Resources' directors and executive officers participating in the solicitation is set forth in or will be incorporated in Western Resources' Annual Report on Form 10-K filed with the SEC on April 2, 2001. Certain directors and executive officers of PNM and Western Resources may have direct or indirect interests in the transaction due to securities holdings, vesting of options, and rights to severance payments if their employment is terminated following the transaction. In addition, directors and officers, after the transaction, will be indemnified by PNM and Western Resources, and benefit from insurance coverage for liabilities that may arise from their service as directors and officers of PNM or Western Resources prior to the transaction. Additional information regarding PNM's and Western Resources' respective participants in the solicitation will be contained in the joint proxy statement/prospectus.

                                       18